Tesoro Logistics LP
19100 Ridgewood Parkway
San Antonio, Texas 78259-1828
February 9, 2011
Via EDGAR and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attn:	H. Roger Schwall, Assistant Director Division of Corporation Finance

Re:	Tesoro Logistics LP Registration Statement on Form S-1 File No. 333-171525 Filed January 4, 2011
Ladies and Gentlemen:
     Set forth below are the responses of Tesoro Logistics LP, a Delaware limited partnership (“we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 31, 2011 with respect to the Partnership’s Form S-1 initially filed with the Commission on January 4, 2011, File No. 333-171525 (the “Registration Statement”).
     Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we have hand delivered four copies of this letter, as well as four copies of Amendment No. 1 marked to show all changes made since the initial filing of the Registration Statement.
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to Amendment No. 1, unless otherwise indicated.
Form S-1 Filed January 4, 2011
General
1.	To the extent applicable, please address for this filing the comments issued by the Commission staff to Tesoro Corporation on December 1, 2010 regarding Tesoro’s annual report on Form 10-K for the fiscal year ended December 31, 2009. With

Securities and Exchange Commission
February 9, 2011

respect to our comments 2 and 3 in such letter, your response should not be limited to the risk of oil spills involving tankers transporting crude oil, but should address the risk of any spills in environmentally sensitive waters due to your operations on or near such waters.

Response: We have incorporated in our response, where applicable, Tesoro Corporation’s responses in its letters to the Commission’s staff dated December 29, 2010 and February 8, 2011. In response to the Commission’s comments 2 and 3 in its December 1, 2010 letter and comment 1 in its February 2, 2011 letter, our response differs from the response by Tesoro Corporation because our assets do not include refinery assets near or adjacent to water, nor do or will we charter tankers. The Registration Statement has been revised as set forth below:

Business: Environmental Regulation

We have clarified and expanded our disclosure regarding our oil spill response plans in the subsection “Water” on page 121 of our Registration Statement.

Risk Factors

We have provided additional disclosure regarding our risk of oil spills involving the transportation of crude oil in the following Risk Factor on page 29 of our Registration Statement, “Our assets and operations are subject to federal, state, and local laws and regulations and regulations relating to environmental protection and safety that could require us to make substantial expenditures.”

2.	Please provide complete responses, and where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. To the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected areas. This will minimize the need for us to repeat similar comments. Further, please provide updated disclosure with each amendment. For example, and without limitation, please provide updated disclosure regarding your credit facility, the required information regarding the independent member of the board of directors of your general partner, and compensation programs for the directors and officers of your general partner.

Response: We acknowledge the Staff’s comment and, where applicable, have indicated page numbers in the responses below where responsive changes have been made in the Registration Statement.

With respect to the Partnership’s credit facility, we acknowledge the Staff’s comment and respectfully advise the Staff that we are currently negotiating the terms of our credit agreement with our lenders and that we expect to finalize those terms prior to commencement of this offering. The Partnership hereby undertakes to update its disclosure to reflect the material terms of the credit agreement once they have been agreed to.

Securities and Exchange Commission
February 9, 2011

With respect to independent board members, our general partner’s board of directors does not yet have any independent members. Please see page 125 for a discussion of our plans to appoint independent directors. With respect to compensation programs for the directors and officers of the general partner, please see page 128 for a discussion of compensation for non-employee directors. Additionally, the Partnership hereby undertakes to update its disclosure to reflect any changes to the expected terms of its compensation arrangements and programs for its directors and officers in future amendments.

3.	In the amended registration statement, fill in all blanks other than those that contain information you are allowed to omit at the time of effectiveness pursuant to Rule 430A.

Response: We acknowledge the Staff’s comment and will undertake to provide in future amendments all information in the Registration Statement that we are not entitled to omit under Rule 430A. We will allow sufficient time for the Staff to review our complete disclosure and for us to respond to any comments that may result from the Staff’s review prior to the distribution of the preliminary prospectus.

4.	You do not yet provide a range for the potential offering price per share. Because other, related disclosure likely will be derived from the midpoint of the range, we remind you to provide the range once it becomes available so that you will have time to respond to any resulting staff comments.

Response: We acknowledge the Staff’s comment and will include an estimated price range on the cover page in a future amendment. We will allow sufficient time for the Staff to review our complete disclosure and for us to respond to any comments that may result from the Staff’s review prior to the distribution of the preliminary prospectus.

5.	Prior to printing and distributing the preliminary prospectus, please provide us with copies of all artwork and any graphics you propose to include in the prospectus, as well as accompanying captions, if any. We may have comments after reviewing these materials.

Response: We acknowledge the Staff’s comment and will provide copies of all artwork and any graphics we propose to include in the prospectus prior to distribution of the preliminary prospectus. We will allow sufficient time for the Staff to review our complete disclosure and for us to respond to any comments that may result from the Staff’s review prior to the distribution of the preliminary prospectus.

6.	Please submit to us on a supplemental basis all sales literature prior to first use. Once you have submitted these materials, allow sufficient time to complete our review.

Securities and Exchange Commission
February 9, 2011

Response: We acknowledge the Staff’s comment. We do not intend to use any sales literature; rather our intent is only to use the preliminary prospectus and customary road show slides in connection with our offering. As provided in Rule 433, we are not required, and do not intend, to file the road show slides as a free writing prospectus.

7.	Prior to submitting a request for accelerated effectiveness of the registration statement, ensure that we have received a letter or call from the Financial Regulatory Authority (FINRA) which confirms that it (a) has finished its review and (b) has no additional concerns with respect to the underwriting arrangements. Please provide us a copy of that letter, or ensure that FINRA calls us for that purpose.

Response: We will arrange to have FINRA call the Staff or provide the Staff with a letter indicating that FINRA has cleared our filing prior to the effectiveness of the Registration Statement.

8.	Please advise us, and update your disclosure as applicable, regarding the status of your application to list your common units on the New York Stock Exchange. If the information you provide may change prior to effectiveness of the Form S-1, include brackets to indicate this.

Response: We have been cleared by the New York Stock Exchange to apply to list our common units on the New York Stock Exchange. We will submit an application in response to the clearance letter in the near future and will obtain a letter from the New York Stock Exchange approving the Partnership’s common units to be listed prior to effectiveness.
Prospectus Cover Page
9.	Please disclose the percentage of the offering proceeds that will be available to the registrant after the deduction of all fees, commissions, expenses, compensation and payments to affiliates in connection with the offering.

Response: We acknowledge the Staff’s comment. The cover page of the Registration Statement has been revised to include a footnote with a cross-reference to the Use of Proceeds section of the Registration Statement, which includes the percentage of offering proceeds available to us. Please see page 46.
Summary, page 1
10.	Throughout the prospectus summary, you refer investors to other places in the document where they can find more comprehensive discussions of the various issues. Please provide the related page numbers.

Securities and Exchange Commission
February 9, 2011

Response: The Registration Statement has been revised as requested.

11.	Please balance the discussion in the summary section to describe not only your business strategies, but also the material risks and challenges you face.

Response: The Registration Statement has been revised as requested. Please see pages 5 and 6.

12.	Please include in your Summary section a brief description of your formation transactions and your partnership structure.

Response: The Registration Statement has been revised as requested. Please see page 6.
Our Relationship with Tesoro Corporation, page 4
13.	We note your disclosure at page 4 regarding Tesoro’s intent to use you as the primary vehicle to grow its logistics operations, and your belief that it will be in Tesoro’s best interest to contribute additional logistics assets to you over time and to facilitate organic growth opportunities and accretive acquisitions from third parties. Please clarify in this section, if true, that Tesoro is under no obligation to take such actions, except with respect to the right of first offer that you describe at page 4.

Response: The Registration Statement has been revised as requested. Please see page 4.

14.	Please disclose in this section how the consideration will be determined for any assets purchased in connection with the right of first offer. In that regard, we note your disclosure at page 138 that the consummation and timing of any acquisition by you of the assets covered by your right of first offer will depend upon, among other things, your ability to reach an agreement with Tesoro on price and other terms.

Response: The Registration Statement has been revised as requested. Please see page 4.

15.	We note your disclosure that Tesoro had consolidated revenues of approximately $16.9 billion and consolidated net assets of approximately $8 billion for the year ended December 31, 2009. Please consider disclosing other financial measurements of Tesoro for the year ended December 31, 2009, such as operating income (loss) or net earnings (loss).

Response: The Registration Statement has been revised as requested. Please see page 4, which includes additional financial measurements of Tesoro, including the operating loss and net loss for the year ended December 31, 2009.
The Offering, page 8

Securities and Exchange Commission
February 9, 2011

16.	Please explain in this section the reasons for distributing cash to Tesoro.

Response: After paying fees related to the offering, as well as retaining some portion of the cash proceeds to fund our working capital needs, we intend to distribute the remainder of the proceeds to Tesoro in partial consideration of its contribution of assets to us and to reimburse Tesoro for certain capital expenditures incurred with respect to such assets. We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 9 and 46.

17.	We note your disclosure at page 48 that you do not have a legal obligation to pay distributions at your minimum quarterly distribution rate or at any other rate except as provided in your partnership agreement. We also note your disclosure at page 61 that there is no guarantee that you will pay the minimum quarterly distribution or any amount on your units in any quarter. Please provide such information in this section.

Response: The Registration Statement has been revised as requested. Please see page 10.
Risk Factors, page 16
18.	Where appropriate, please discuss risks related to your relationship with Tesoro in the context of the risks related to conflicts of interest that you describe at page 31. For example, and without limitation, please discuss the matters addressed under the subcaption “Tesoro accounts for substantially all our revenues...” at page 16 and the subcaption “Tesoro may suspend, reduce or terminate its obligations under our commercial agreements...” at page 18 in the context of such conflicts of interest.

Response: The Registration Statement has been revised as requested. Please see pages 17 through 20.
Tesoro’s level of indebtedness..., page 19
19.	Please expand this risk factor subcaption to adequately describe each of the risks described under the subcaption. For example, please address in the subcaption the risk that your general partner may be required to file for bankruptcy, causing your dissolution under your partnership agreement.

Response: The Registration Statement has been revised as requested. Please see page 21. Please note that with respect to the bankruptcy risk referenced above, we have revised this risk factor, as a guarantee of Tesoro’s debt by the general partner is not contemplated.
We may not be able to significantly increase our third party revenue..., page 22
20.	We note your disclosure that your efforts to attract new unaffiliated customers may

Securities and Exchange Commission
February 9, 2011

be adversely affected by Tesoro’s operational requirements at its Mandan refinery. Please revise your disclosure to briefly describe such operational requirements.

Response: The Registration Statement has been revised as requested. Please see page 24.
Use of Proceeds, page 45
21.	Once you know the expected size of the offering, and no later than when you provide the price range for the offering, you will need to provide the estimated amounts you intend to allocate to each of the identified uses. In that regard, it is insufficient to indicate only that you intend to retain a certain portion of the proceeds “for general partnership purposes, including to fund [y]our working capital needs, and use the remainder to make a distribution to Tesoro.” Instead, provide necessary detail for each intended use, and present the information in tabular form to facilitate clarity. If you have no specific plan for a significant portion of the proceeds, state this explicitly, and discuss the principal reasons for the offering at this time. Refer generally to Item 504 of Regulation S-K.

Response: We acknowledge the Staff’s comment and the Registration Statement has been revised as requested. Please see page 46.

22.	Please revise your filing to clarify why the net proceeds from any exercise by the underwriters of their option to purchase additional common units will be used to redeem common units from Tesoro at a price per common unit equal to the proceeds per common unit before expenses but after deducting underwriting discounts and the structuring fee.

Response: The exercise by the underwriters of their option to purchase additional common units is being structured in this manner to maintain a set number of units outstanding whether or not the option to purchase additional common units is exercised. This structure also simplifies the presentation and explanation of our forecast of estimated EBITDA for the year ending December 31, 2011. Additionally, as underwriting discounts and the structuring fee apply to the gross proceeds of the offering, such costs are borne by Tesoro in connection with the sale of common units pursuant to the underwriter’s option. We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 46.

23.	We note you intend to use a portion of the proceeds from this offering to make a cash distribution to Tesoro and to borrow $50 million to fund an additional cash distribution to Tesoro at the close of this offering. Since these planned distributions to owners are not reflected in the latest balance sheet of Tesoro Logistics LP Predecessor, please tell us how you considered the need to present a pro forma balance sheet reflecting the distribution accrual (but not giving effect to the offering

Securities and Exchange Commission
February 9, 2011

proceeds) alongside the historical balance sheet on page F-10, as contemplated by SAB Topic 1B.3.

Response: We acknowledge the Staff’s comment and have considered SAB Topic 1B.3 which requires that “such dividends either be given retroactive effect in the balance sheet with appropriate footnote disclosure, or reflected in a pro forma balance sheet.” We have reflected the planned cash distribution to a subsidiary of Tesoro within the pro forma balance sheet on page F-3 in the adjustments described in footnote (f). As such, we believe that we have met the requirements of SAB Topic 1B.3.

24.	We also note that a portion of this distribution is to be paid out of proceeds of the offering. Please tell us how you considered presenting the pro forma per unit data contemplated within SAB Topic 1B.3.

Response: The Registration Statement has been revised to include a placeholder for the per unit impact of the planned cash distribution to a subsidiary of Tesoro. Please see Note 3 of the Notes to the Unaudited Pro Forma Combined Financial Statements on page F-7. Per unit information will be included in a subsequent amendment prior to delivering the preliminary prospectus to any potential investors.
Statement of Estimated EBITDA, page 53
25.	We note your disclosure on page 54 which indicates that your forecasted revenues for the year ending December 31, 2011 take into consideration forecasted usage by Tesoro of services above the minimum throughput requirements under the commercial agreements. We further note that the disclosures on pages 54-58 quantify the forecasted revenues for the year ending December 31, 2011 using contracted minimum volumes with respect to estimated usage by Tesoro. Please consider an incremental disclosure to your Statement of Estimated EBITDA for the year ending December 31, 2011 that reflects the Estimated EBITDA and Estimated cash available for distribution assuming expected volumes to be sold to third parties and contracted minimum volumes with respect to estimated affiliate sales.

Response: We acknowledge the Staff’s comment. We expect, and are forecasting, that volumes sold during the forecast period will exceed contracted minimums, and we believe it would be misleading to show Estimated EBITDA and Estimated cash available for distribution that do not reflect the expected volumes in excess of the contracted minimum volumes. However, to address the Staff’s comment, we have revised the Registration Statement to include a footnote that sets forth the amount of forecasted Estimated EBITDA and Estimated cash available for distribution from expected usage by Tesoro in excess of the contracted minimum volumes. Please see footnote (3) on page 55.

Securities and Exchange Commission
February 9, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 78
EBITDA and Distributable Cash Flow, page 81
26.	We note your disclosure under this heading includes a discussion of your non-GAAP measure titled “distributable cash flow.” Please expand your disclosure, where appropriate, to provide the reconciliation of this measure to its most directly comparable measure, as required by Item 10(e) of Regulation S-K, or otherwise advise where such disclosure is located. In this regard, we note only a reconciliation provided for EBITDA on page 77.

Response: We acknowledge the Staff’s comment. We have included a definition of and references to distributable cash flow because we intend to use and disclose this metric in post-offering filings. We have not presented historical or pro forma distributable cash flow in the Registration Statement and have revised the Registration Statement on pages 82 and 83 to so clarify.
Factors Affecting the Comparability of Our Financial Results, page 81
General and Administrative Expenses, page 82
27.	You state that “Tesoro will continue to charge [you] a combination of direct monthly charges for the management and operation of [your] logistics assets, which are projected to be higher than historical charges due to Tesoro’s provision of additional services, and a fixed annual fee for general corporate services...” Quantify the projected changes to these charges.

Response: The Registration Statement has been revised as requested. Please see page 84.
Business, page 93
28.	Please balance your disclosure in this section regarding your relationship and commercial contracts with Tesoro with relevant references to your risk factor disclosure regarding the risks related to such relationship and commercial contracts.

Response: The Registration Statement has been revised as requested. Please see pages 96 and 97.
Management, page 122
Directors and Executive Officer of Tesoro Logistics GP, LLC, page 122

Securities and Exchange Commission
February 9, 2011

29.	We note your disclosure that it is anticipated that certain of the executive officers of your general partner will devote significantly less than a majority of their time to your business in the foreseeable future. For each executive officer of your general partner, please disclose a reasonable estimate of the amount of time that you anticipate he will devote to your business.

Response: The Registration Statement has been revised as requested. Please see pages 125 through 127.

30.	For each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director of your general partner, in light of your business and structure. See Item 401(e) of Regulation S-K.

Response: The Registration Statement has been revised as requested. Please see pages 125 through 127.
Management, page 122
31.	We note your disclosure at page 122 that you will have an audit committee. Please clarify whether this is an audit committee of your general partner.

Response: The Registration Statement has been revised as requested. Please see page 125.
Certain Relationships and Related Party Transactions, page 134
32.	We note your disclosure at page 134 that you are required to reimburse your general partner and its affiliates for all costs and expenses that they incur on your behalf for managing and controlling your business and operations. We also note your disclosure that except to the extent specified under your omnibus agreement or your operational services agreement, your general partner determines the amount of these expenses. Please disclose how your general partner will determine such amounts. Your disclosure should address, without limitation, how the allocable expenses related to salary, benefits, and incentive compensation for executive officers of the general partner will be determined.

Response: We acknowledge the Staff’s comment. Non-executive employee expenses will be allocated using weighted average headcounts and based on the ratio of time spent on our business and operations. Executive officer expenses will be allocated based on the ratio of time spent managing our business and operations. In each case, these allocations will be determined in good faith by the general partner. We have revised the Registration Statement accordingly. Please see page 138.
Material Federal Income Tax Consequences, page 171

Securities and Exchange Commission
February 9, 2011

33.	Please remove any implication that investors are not entitled to rely on the opinion of counsel with respect to the material federal income tax consequences. In that regard, we note the statement that you encourage each prospective unitholder to depend on his own tax advisor.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 175 and 190.
Underwriting, page 189
34.	You indicate in the sixth paragraph of this section that “Citi in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.” Disclose whether there are any agreements, understandings, or intentions, tacit or explicit, to release any of the securities from the lock-ups prior to the expiration of the corresponding period. In addition, please file the lock-up agreements.

Response: The Registration Statement has been revised as requested. Please see page 194. With respect to filing the lock-up agreements, we acknowledge the Staff’s comments and note that the form of lock-up agreement will be an exhibit to the form of underwriting agreement, which will be filed as Exhibit 1.1 to the Registration Statement. Please see the revised Exhibit Index on page II-2.
Unaudited Pro Forma Combined Financial Statements, page F-2
Note 2. Pro Forma Adjustments and Assumptions, page F-5
35.	Please add a description of the nature of the estimated costs represented by pro forma adjustment 2(d) and tell us why you believe this adjustment meets the “factually supportable” criteria in Rule 11-02(b)(6) of Regulation S-X. In addition, please separately disclose the pro forma amount attributable to the estimated costs and the advisory fee associated with the offering.

Response: The Registration Statement has been revised as requested. Please see page F-6. We believe these estimated costs are factually supportable under Rule 11-02(b)(6) for the following reasons: (i) certain costs have already been incurred, for example legal and auditing costs incurred in connection with the initial filing of the Registration Statement, (ii) certain costs have been estimated based on engagement letters with entities providing services in connection with this offering, and (iii) printing expenses have been estimated based on our review of publicly disclosed printing costs for similar issuers.

36.	Please describe the assumptions involved in determining the amount of each adjustment within pro forma adjustment 2(j).

Securities and Exchange Commission
February 9, 2011

Response: The Registration Statement has been revised as requested. Please see page F-6

37.	Please add a description of the nature of the “higher employee-related expenses” represented by pro forma adjustment 2(k), along with an explanation of the assumptions involved in determining the amount of the adjustment. Further, please tell us why you believe this adjustment meets the “factually supportable” criteria in Rule 11-02(b)(6) of Regulation S-X.

Response: The Registration Statement has been revised as requested. Please see page F-6. We believe this pro forma adjustment is factually supportable under Rule 11-02(b)(6) as these incremental expenses reflect the current forecast, based on existing employment arrangements, for employee-related expenses associated with the existing Tesoro personnel who have been identified to be assigned by Tesoro to manage the Partnership’s day-to-day operations after the closing of this offering.
Tesoro Logistics LP Predecessor Financial Statements
Note 3. Summary of Significant Accounting Policies, page F-15
38.	Please clarify whether your accounting policy for the imbalance provisions you describe is in accordance with the sales or entitlement method, as contemplated by ASC 932-10-S99-5, or otherwise advise.

Response: We believe that the choice of accounting policy between the entitlement method versus sales method is not applicable to imbalances described above that arise in connection with our logistics business. We do not purchase or produce any crude oil or refined product inventories. We experience imbalances as a result of variances in meter readings and other measurement methods, and volume fluctuations within our crude oil gathering system due to pressure and temperature changes as crude oil moves through our wholly owned pipeline system. The pipeline’s Rules and Regulations tariffs on file with the Federal Energy Regulatory Commission (FERC) and the North Dakota Public Service Commission (NDPSC) provide for an allowance of two-tenths of one percent (0.2%) to cover evaporation, interface losses, and other normal losses during transportation. We use the term “imbalance” to describe the difference between the amounts collected allowable under tariffs and the actual amount of loss. These imbalances are unrelated to any jointly owned wells as contemplated by ASC 932-10-S99-5. Additionally, under the terms of our commercial agreements with Tesoro, Tesoro will pay us for any imbalance gains based on quoted market price for crude oil or refined products; such imbalances will be settled at the end of each month.
Note 5. Property, Plant and Equipment, page F-20
39.	We note you have not provided the information in the table for the nine months ended September 30, 2010. Please update your footnote disclosures for this quarterly information. Similar concerns exist for the following footnotes with relevant quarterly information.

Securities and Exchange Commission
February 9, 2011

Response: We acknowledge the Staff’s comment and agree that Regulation S-X 5.02 requires that accumulated depreciation, depletion, and amortization of property plant and equipment is to be set forth separately in the balance sheet or a note thereto. We have revised the Registration Statement accordingly to include a disaggregated property, plant and equipment disclosure as of September 30, 2010. We also acknowledge that disaggregated footnote disclosures for Note 6: Accrued Liabilities and Note 7: Other Noncurrent Liabilities are appropriate and we have added a September 30, 2010 column to the relevant footnote disclosures in the Registration Statement. Please see page F-21.
Note 8. Stock-Based Compensation, page F-21
40.	We note your disclosure that “Stock-based compensation expense is included in our general and administrative expense.” Please confirm, if true, that your accounting policy complies with SAB Topic 14.F, which contemplates inclusion of stock-based compensation expense in the same line or lines as cash compensation paid to the same employees, or otherwise advise.

Response: We have considered SAB Topic 14.F and believe that the most appropriate accounting treatment is to include stock based compensation in the same line item as cash compensation paid to the employee, which would require such stock based compensation to be allocated pro rata between general and administrative expense and operating expense. However, our accounting policy is to record all stock based compensation expense in our general and administrative expense line item.

We value all of our stock based compensation expenses at the grant level and not at the individual level. We calculate the expense on a quarterly basis for all grants in the aggregate and have not historically captured these expenses on a per-employee basis. Our accounting policy was chosen because our total stock based compensation is not material from an income statement classification perspective. We note that stock based compensation expense (benefit) for the years ended 2007, 2008 and 2009 totaled $0.2 million, $(0.1) million and $0.2 million. As a percentage of total general and administrative expense these amounts were approximately 7%, 4% and 6% for the years ended 2007, 2008 and 2009, respectively, and as a percentage of total operating and maintenance expense, these amounts were approximately 1%, 0.5% and 1% for the years ended 2007, 2008 and 2009, respectively.
Undertakings, page II-2
41.	We note the undertaking that you have provided in paragraph (3) on page II-3. Please tell us why you have not also undertaken to provide the referenced information with respect to transactions with the registrant’s general partner.
Response: We have revised the Registration Statement to clarify that this undertaking includes the registrant’s general partner. Please see paragraph (3) on page II-3.
Exhibits
42.	You have omitted a number of exhibits that Item 601 of Regulation S-K requires you to file. The staff reserves the right to review and comment upon all exhibits. To expedite the processing of your filing and to ensure that you have adequate time to respond to any future staff comments, please file with the next amended registration statement all such exhibits, including the opinion of counsel and all material contracts.

Response: We acknowledge the Staff’s comments and understands the Staff requires sufficient time to review the exhibits before the Partnership requests effectiveness. We will file the exhibits in a timely manner.

Securities and Exchange Commission
February 9, 2011

     We hereby acknowledge the Staff’s closing comments to the letter and hereby undertake to comply with the Staff’s requests. Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, William Finnegan at (713) 546-7410 or Brett Braden at (713) 546-7412.

Very truly yours, TESORO LOGISTICS LP
By:	Tesoro Logistics GP, LLC,
its General Partner

By:	/s/ Charles S. Parrish
Charles S. Parrish
Vice President, General Counsel and Secretary

cc:	Parker Morrill (via facsimile (703) 813-6982) William N. Finnegan IV (Issuer’s counsel) Brett E. Braden (Issuer’s counsel) David P. Oelman (Underwriter’s counsel) D. Alan Beck (Underwriter’s counsel)